Exhibit 99.1

GLG Life Tech Corporation * Suite 2168, 1050 West Pender Street, Vancouver, B.C. Canada V6E 3S7 TSX: GLG NASDAQ: GLGL

GLG LIFE TECH CORPORATION ANNOUNCES GOVERNMENT SUPPORT STRENGTHENED AFTER VISIT TO GLG & TASTING OF AN0C BEVERAGES

Vancouver, B.C. June 14, 2011 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) (“GLG” or the “Company”), the vertically-integrated leader in the agricultural and commercial development of high quality stevia and all natural and zero calorie food and beverage products, updates on an important recent Government visit by senior government officials of the Anhui Province to both GLG and AN0C production facilities in the Anhui Province.

In recent days, Zhang Baoshun, the Party Secretary and chairmen of the Standing Committee of the People's Congress of Anhui Province, visited the stevia leaf processing operations of GLG in Mingguang and tasted all of the AN0C tea drinks. Mr. Zhang Baoshun was joined by the main leaders of Anhui Province, Chuzhou City and Mingguang City. These government leaders included Yu Xinrong- deputy governor of Anhui Province, Han Xiancong- the Party Secretary of Chuzhou Municipal Committee of the CPC, and Li Qinglin- the Party Secretary of Mingguang Municipal Committee of the CPC.

The government leaders were shown GLG’s development of stevia planting and extracting in Anhui, and all of the AN0C tea drinks and the national marketing and sales development of AN0C. This visit marks one-year since Mr. Zhang Baoshun’s first visit to Xiaogang and he was pleased to see the parallel development in both agriculture and industry where the first production line of an all natural zero calorie beverage in China was put into operation. Mr. Zhang Baoshun extended congratulations to the AN0C team that the new healthier beverages which were independently researched and developed by the Chinese taste like sugar and are now available in the national market. He fully supported AN0C to start national marketing and sales in China this year and he expects AN0C to develop into the first branded health beverage and foods.

AN0C’s headquarters is located in Xiaogang and AN0C is the first corporation in China to set-up its corporate headquarters in an agriculture base such as Anhui. This is a very significant milestone in China that will further rural economic development. Xiaogang was the first village in rural land reform and the establishment of the first national zero calorie food and beverage business of AN0C is the important example of how Xiaogang will lead the future development of rural economic development.

GLG Chairman and CEO Dr. Luke Zhang stated, “Our AN0C business has received very strong government support since our start-up and this is now further evidenced by Party Secretary Zhang Baoshun’s visit to our GLG and AN0C operations. GLG, its Partner China Agriculture and Healthy Food (CAHFC) and AN0C have developed a good project in Xiaogang to help both local farmers as well as to help develop the local economy, and it has been well recognized by the government. Xiaogang is becoming the benchmark for the development of the rural economy. The concept of developing the market for an agriculture crop (stevia) and the parallel development of a value added national business (AN0C) is what the government sees as a key priority in order to drive rural economic development and we expect to receive a lot more national attention and support in the coming months. We are extremely pleased to be a part of this rural economic development model for China.”

About GLG Life Tech Corporation
GLG Life Tech Corporation (NASDAQ:GLGL, TSX:GLG) is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

About ANOC
ANOC focuses on the sale and distribution of all natural zero calorie food and beverage products in China that are sweetened with stevia provided by GLG Life Tech Corporation. GLG is a global leader in the supply of high quality stevia extracts and holds an 80% controlling stake in ANOC with China and Healthy Foods Company Limited (CAHFC) holding 20%. Dr. Luke Zhang, Chairman and CEO of ANOC, is supported by an experienced team of senior executives recruited from the beverage industry in China. For further information, please visit www.an0c.com.

Contact
Sophia Luke
Vice President of Investor Relations
GLG Life Tech Corporation
+1 (604) 669-2602 Ext 104
ir@glglifetech.com

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.